January 19, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Jeffrey Gabor or Mary Beth Breslin

Re:	Harvest Health & Recreation, Inc. Amendment No. 1 to Registration Statement on Form 10-12G Filed December 21, 2020 File No. 000-56224

Dear Mr. Gabor and Ms. Breslin:

We are submitting this letter on behalf of Harvest Health & Recreation Inc. (the “Company”) in response to the comments from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance, Office of Life Sciences (the “Staff”) received by letter dated January 8, 2021 (the “Staff Letter”) relating to the Company’s Amendment No. 1 to Registration Statement on Form 10-12G (File No. 000-56224) (the “Registration Statement”).

The Company is concurrently filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects changes made in response to the Staff Letter and certain other changes.

For ease of reference, we have incorporated the comments from the Staff Letter into this letter in italics, numbered to correspond to the numbering used in the Staff Letter and followed by the Company’s response. Capitalized terms used in this letter but not otherwise defined herein shall have the meanings set forth in Amendment No. 2.

Amendment No. 1 to Registration Statement on Form 10-12G filed December 21, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Total Expenses, page 67

1.	Please revise to present more details of the $2.9 million expense due to a fraudulent wire transaction, and explain to us how this impacted internal controls discussed on page 52.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page 67 to provide additional details and the impact to internal controls with respect to the fraudulent wire transfer.

ITEM 6. EXECUTIVE COMPENSATION, page 88

2.	We note that this filing will become effective by operation of law after the end of your fiscal year ended December 31, 2020. Please update your filing to include updated executive compensation disclosure pursuant to Item 402 of Regulation S-K for the fiscal year ended December 31, 2020.

RESPONSE: In response to the Staff’s comment, the Company has updated the executive compensation disclosure in Item 6 of the Registration Statement beginning on page 88.

Interim Unaudited Condensed Consolidated Financial Statements

Note 16. Fair Value and Risk Management, page F-23

3.	We note your response to comment 22 and the revisions on pages F-25 and F-36. However, the revised disclosures of the significant assumptions you used to estimate fair value of contingent consideration and the warrant liability are vague. Please revise to provide disclosures of the specific significant assumptions used in your valuation.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on page F-36 of the audited consolidated financial statements for the year ended December 31, 2019 and page F-25 of the unaudited consolidated interim financial statements for the nine months ended September 30, 2020, each as included in Amendment No. 2, to disclose the methodologies and significant assumptions we used to estimate fair value of contingent consideration and the warrant liability.

Thank you for your consideration of our response. If you have any questions or require additional information, please do not hesitate to contact me at (480) 493-2571 or at 1155 W. Rio Salado Parkway, Suite 201, Tempe, Arizona 85281.

Very truly yours,

/s/ Nicole Stanton
Nicole Stanton

cc:	Steve White, Chief Executive Officer
Harvest Health & Recreation Inc.

HARVEST HEALTH & RECREATION INC. | 1155 W. RIO SALADO PKWY SUITE 201 TEMPE, AZ 85281